UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

PLX Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

693417107
(CUSIP Number)

Paul J. Solit
Eric Singer
POTOMAC CAPITAL PARTNERS II, L.P.
825 Third Avenue, 33rd Floor
New York, New York 10022

With copies to:

Steve Wolosky, Esq.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,406,757
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,406,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,406,757**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,406,757
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,406,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,406,757**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 115,749
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 115,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,749**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 115,749
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 115,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,749**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 869,262
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 869,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,262**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 869,262
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 869,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,262**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,391,768
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,391,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,768**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,522,506
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,522,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,506**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

**  See Item 5

CUSIP NO.693417107

1	NAME OF REPORTING PERSON MARTIN COLOMBATTO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,5001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,500**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**  See Item 5

1 Includes 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife and 6,900 Shares that are held in trust for the benefit of his child who shares the same household.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON STEPHEN DOMENIK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON MARK SCHWARTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

**  See Item 5

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON ARTHUR SWIFT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

**  See Item 5

CUSIP NO. 693417107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Potomac Capital Partners II, L.P., a Delaware limited partnership (“PCP II”);

(ii)	Potomac Capital Management II, L.L.C., a Delaware limited liability company (“Potomac Management II”), who serves as the general partner of PCP II;

(iii)	Potomac Capital Partners III, L.P., a Delaware limited partnership (“PCP III”);

(iv)	Potomac Capital Management III, L.L.C., a Delaware limited liability company (“Potomac Management III”), who serves as the general partner of PCP III;

(v)	Potomac Capital Partners, L.P., a Delaware limited partnership (“PCP I”);

(vi)	Potomac Capital Management, L.L.C., a New York limited liability company (“Potomac Management I”), who serves as the general partner of PCP I;

(vii)	Paul J. Solit (“Mr. Solit”), who serves as the managing member of Potomac Management I and the co-managing member of each of Potomac Management II and Potomac Management III;

(viii)
Eric Singer (“Mr. Singer” and, together with PCP II, Potomac Management II, PCP III, Potomac Management III, PCP I, Potomac Management I, and Mr. Solit, the “Potomac Entities”), who serves as the co-managing member of each of Potomac Management II and Potomac Management III and is a nominee for election to the Board of Directors of the Issuer (the “Board”);

(ix)	Martin Colombatto (“Mr. Colombatto”), a nominee for election to the Board;

(x)	Stephen Domenik (“Mr. Domenik”), a nominee for election to the Board;

(xi)	Mark Schwartz (“Mr. Schwartz”), a nominee for election to the Board; and

(xii)	Arthur Swift (“Mr. Swift”), a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Potomac Entities is 825 Third Avenue, 33rd Floor, New York, New York 10022.  Mr. Colombatto’s principal business address is 4130 Calle Isabella, San Clemente, CA 92672.  Mr. Domenik’s principal business address is c/o Sevin Rosen Funds, 421 Kipling Street, Palo Alto, CA 94301.  Mr. Schwartz’s principal business address is 1493 Rancho View Dr., Lafayette, CA 94549.  Mr. Swift’s principal business address is c/o CUPP Computing AS, 470 Ramona St., Palo Alto, CA 94301.

CUSIP NO. 693417107

(c)           The principal business of PCP II is investing in securities.  The principal business of Potomac Management II is acting as the general partner of PCP II.  The principal business of PCP III is investing in securities.  The principal business of Potomac Management III is acting as the general partner of PCP III.  The principal business of PCP I is investing in securities.  The principal business of Potomac Management I is acting as the general partner of PCP I.  The principal occupation of Mr. Solit is serving as the managing member of Potomac Management I and co-managing member of each of Potomac Management II and Potomac Management III.  The principal occupation of Mr. Singer is serving as the co-managing member of each of Potomac Management II and Potomac Management III.  The principal occupation of Mr. Colombatto is serving as a director of each of ClariPhy Communications, Inc. and Luxtera Corp.  The principal occupation of Mr. Domenik is serving as a general partner with Sevin Rosen Funds.  The principal occupation of Mr. Schwartz is serving as a director of each of Pepex Biomedical, Inc. and PurchasePoint Design.   The principal occupation of Mr. Swift is serving as the Chief Executive Officer of CUPP Computing AS.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Except as otherwise set forth below, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)           Each of PCP II, Potomac Management II, PCP III, Potomac Management III, and PCP I is organized under the laws of the State of Delaware.  Potomac Management I is organized under the laws of the State of New York.  Messrs. Solit, Singer, Colombatto, Domenik, Schwartz, and Swift are each citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follow:

The aggregate purchase price of the 1,406,757 Shares owned directly by PCP II is approximately $6,168,686, including brokerage commissions.  The Shares owned directly by PCP II were acquired with its working capital.

The aggregate purchase price of the 115,749 Shares owned directly by PCP III is approximately $474,885, including brokerage commissions.  The Shares owned directly by PCP III were acquired with its working capital.

The aggregate purchase price of the 869,262 Shares owned directly by PCP I is approximately $3,674,458, including brokerage commissions.  The Shares owned directly by PCP I were acquired with its working capital.

The aggregate purchase price for the 10,500 Shares held directly by Mr. Colombatto is approximately $39,965, including brokerage commissions.  Such Shares were acquired with Mr. Colombatto’s personal funds.   The aggregate purchase price for the 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife, is approximately $48,209, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.  The aggregate purchase of the 6,900 Shares which are held in a trust for the benefit of his child who shares the same household is approximately $25,989, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.

CUSIP NO. 693417107

PCP II, PCP III and PCP I each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 6, 2013, PCP II delivered a letter to the Issuer nominating Messrs. Colombatto, Domenik, Schwartz, Singer, and Swift (together, the “Nominees”), as set forth therein, for election to the Board at the Issuer’s 2013 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).  The Reporting Persons intend to engage in discussions with management, the Board and stockholders of the Issuer regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 45,061,030 Shares outstanding, which is the total number of Shares outstanding as of December 5, 2012 as reported in the Issuer’s Amendment No. 9 to Schedule TO, filed with the Securities and Exchange Commission on December 7, 2012.

As of the close of business on March 5, 2013, PCP II beneficially owns 1,406,757 Shares, constituting approximately 3.1% of the Shares outstanding.  By virtue of their relationships with PCP II discussed in further detail in Item 2, each of Potomac Management II and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP II.

As of the close of business on March 5, 2013, PCP III beneficially owns 115,749 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with PCP III discussed in further detail in Item 2, each of Potomac Management III and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP III.

As of the close of business on March 5, 2013, PCP I beneficially owned 869,262 Shares, constituting approximately 1.9% of the Shares outstanding.  By virtue of their relationships with PCP I discussed in further detail in Item 2, each of Potomac Management I and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP I.

As of the close of business on March 5, 2013, Mr. Colombatto directly owned 10,500 Shares, may be deemed to beneficially own 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife, and may be deemed to beneficially own 6,900 shares which are held in a trust for his child who shares the same household, which in the aggregate constitute less than 1% of the Shares outstanding.

(b)           PCP II, Potomac Management II and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP II.  PCP III, Potomac Management III and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP III.  PCP I, Potomac Management I and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP I.  Mr. Colombatto has sole voting and dispositive power over the Shares he owns directly.

CUSIP NO. 693417107

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment 1. All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On March 6, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) PCP II agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, PCP II has agreed to indemnify each of Messrs. Colombatto, Domenik, Schwartz, and Swift against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement

99.2	Form of Indemnification Letter Agreement

99.3	Powers of Attorney

CUSIP NO. 693417107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2013	POTOMAC CAPITAL PARTNERS II, L.P.

	By:	Potomac Capital Management II, L.L.C.
General Partner

	By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

CUSIP NO. 693417107

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT Individually and as Attorney-In-Fact for Martin Colombatto, Steve Domenik, Mark Schwartz and Art Swift

/s/ Eric Singer
ERIC SINGER

CUSIP NO. 693417107

SCHEDULE A
Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

POTOMAC CAPITAL PARTNERS II, L.P.

15,000	4.7800	02/21/2013

POTOMAC CAPITAL MANAGEMENT II, L.L.C.
None

POTOMAC CAPITAL PARTNERS III, L.P.
None

POTOMAC CAPITAL MANAGEMENT III, L.L.C.
None

POTOMAC CAPITAL PARTNERS L.P.

7,200	4.8250	02/20/2013
5,500	4.7199	02/21/2013
13,951	4.6489	02/22/2013
2,100	4.6452	02/22/2013
25,000	4.5200	02/25/2013
6,772	4.5876	02/25/2013

POTOMAC CAPITAL MANAGEMENT, L.L.C.
None

PAUL J. SOLIT
None

ERIC SINGER
None

MARTIN COLOMBATTO
None

STEPHEN DOMENIK
None

MARK SCHWARTZ
None

ARTHUR L. SWIFT
None